UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Schedule 13D
(Amendment No. 4)
Under the Securities Exchange Act of 1934
Lenox Group, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
526262100
(CUSIP Number)
John L. Morgan
4200 Dahlberg Drive, Suite 100
Minneapolis, Minnesota 55422-4837
Telephone Number (763) 520-8500
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
With a copy to:
Jonathan B. Levy
Lindquist & Vennum P.L.L.P.
4200 IDS Center
Minneapolis, Minnesota 55402
(612) 371-3211

December 15, 2006
(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13(d)-1(g), check the following box. ☐
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No.	526262100	Page	2	of	7

1	NAMES OF REPORTING PERSONS:

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	John L. Morgan

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	MN

	7	SOLE VOTING POWER:

NUMBER OF		858,300

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		111,000

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		858,300

WITH	10	SHARED DISPOSITIVE POWER:

		111,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	969,300

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	6.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	526262100	Page	3	of	7

1	NAMES OF REPORTING PERSONS:

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Kirk A. MacKenzie

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	FL

	7	SOLE VOTING POWER:

NUMBER OF		10,000

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		111,000

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		10,000

WITH	10	SHARED DISPOSITIVE POWER:

		111,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	121,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	.86%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	526262100	Page	4	of	7

1	NAMES OF REPORTING PERSONS:

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Rush River Group, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	MN

	7	SOLE VOTING POWER:

NUMBER OF		111,000

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		111,000

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	111,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	.79%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

CUSIP No.	526262100	Page	5	of	7

1	NAMES OF REPORTING PERSONS:

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Jack A. Norqual

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	MN

	7	SOLE VOTING POWER:

NUMBER OF		10,000

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		111,000

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		10,000

WITH	10	SHARED DISPOSITIVE POWER:

		111,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	121,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	.86%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

Reference is hereby made to the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) on July 18, 2006 (“Schedule 13D”), as amended August 16, 2006, as amended September 21, 2006, as further amended on October 13, 2006.
Pursuant to this Amendment No. 4 to Schedule 13D, Item 4 of the Schedule 13D is hereby amended to include the following information:
Item 4. Purpose of Transaction.
     Mr. Morgan and Rush River Group have decided not to pursue the acquisition of additional shares of Lenox Group common stock at the present time and may sell shares of common stock of Lenox Group from time to time. Mr. Morgan and Rush River Group will continue to review their investment in Lenox Group and may determine, based on market and general economic conditions, the business affairs and financial condition of Lenox Group, the market price of its shares and other factors they deem relevant, to dispose of shares of common stock or acquire additional shares.

     Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: December 15, 2006

Name	/s/ John L. Morgan

John L. Morgan

Rush River Group, LLC

By:	/s/ John L. Morgan

Title: Member